

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 18, 2015

Via E-mail
Jeff Howard
Chief Executive Officer
34225 N. 27th Drive, Building 5
Phoenix, AZ 85058

> **Re:** **American Housing Income Trust Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed December 4, 2015**
> **File No. 333-208287**

Dear Mr. Howard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2015 letter.

General

1. We note your response to comment 2. Please remove the pictures of unrelated properties on page 4.

2. We note your response to comment 15 and your disclosure that you intend to elect REIT status. We further note your disclosure throughout indicating that you do not anticipate paying dividends for the foreseeable future. Please revise for consistency.

3. Please revise to include the disclosure required by Item 12 and Item 25 of Form S-11.

Prospectus Cover Page

4. We note your response to comment 6 and reissue because the prospectus cover page continues to comprise of multiple pages. Please limit your prospectus cover page to one

page. Refer to Item 501(b) of Regulation S-K. Please also revise your prospectus cover page to include a brief identification of the material risks involved with this offering and a cross-reference to the risk factors section. Refer to Item 1.D. of Industry Guide 5.

5. We note your response to comment 13 and disclosure on page 3 suggesting that Messrs. Zarinegar and Howard will rely on Rule 3a4-1(a)(4)(iii) under the Exchange Act. Please revise throughout your filing, including through risk factor disclosure, to clarify that Messrs. Zarinegar and Howard do not intend to orally solicit any potential purchasers and that their participation in the offering will be limited to the activities set forth in Rule 3a4-1(a)(4)(iii). Please also revise your plan of distribution section to explain how you plan to conduct offers and sales of securities in the primary offering in light of the restricted activities to be performed by Messrs. Zarinegar and Howard.

Description of Business, page 7

6. We note your response to comment 8 and revised disclosure on pages 7-8. Please revise to discuss the nature of American Realty Partners LLC's title to the eleven properties mortgaged through various lending relationships, and to discuss any material rights possessed by third parties with respect to such arrangements. Please also revise to explain FirstKey Lending, LLC's ownership interests and rights in ARP Borrower, LLC, and ARP Borrower II, LLC.

7. We note your disclosure on page 7 that AHIT Valfre GP and AHIT Valfre Limited are in the process of being reorganized. Please revise the organizational chart to include these entities. Please also revise the organizational chart to reflect your management agreement with Performance Realty Management, LLC.

Management of Properties, page 12

8. We note your disclosure that you will be internally managed by the Company or its affiliated entities and that you have historically been advised and managed by Performance Realty Management, LLC. To the extent you intend to continue to be managed by Performance Realty Management, please remove language indicating that you will be "internally managed."

9. We note your disclosure on page 12 that Mr. Zarinegar, your Chairman and CFO, is the sole owner of Property Realty Management, LLC, which manages your properties. We further note that Mr. Zarinegar is the personal guarantor on all debt serviced by FirstKey. Please revise your disclosure to describe potential conflicts of interest that may arise from Mr. Zarinegar's three roles described in the preceding sentences.

10. We note your disclosure on page 12 that you will pay Performance Realty Management, LLC an annual fee of $120,000 or 1% of your total assets, whichever is greater. We also note your disclosure on page 31 that you will pay Mr. Zarinegar an annual fee equal to $120,000 or 1% of your total assets, whichever is greater. Given that Mr. Zarinegar is the

sole member of Performance Realty Management, please revise your disclosure to clarify whether these disclosures reference separate fees to be paid by the Company.

11. We note your disclosure that historically, American Realty Partners, LLC, was advised and managed by Performance Realty Management, LLC. Please revise to clarify which functions are presently performed by you and to distinguish them from the services that are provided by Performance Realty Management.

Single Family Residence Portfolio, page 13

12. We note that you have included a table as an exhibit. Please revise your disclosure to provide a summary of your portfolio data in the body of the prospectus.

Pursuant to the terms of his Advisory Board Consulting and Compensation…, page 31

13. We note that your additional risk factor in response to comment 10 refers to issuance of stock options. Please clarify whether the 3,000,000 shares will be issued to Mr. Zarinegar pursuant to a stock option or a stock grant. To the extent they will be issued pursuant to a stock option, please disclose the material terms of the stock option.

Item 5. Determination of the Offering Price, page 67

14. We note your response to comment 3 and revised disclosure on page 67. We further note your reference on page 67 to "the different classes of registered shares of common stock in this prospectus." Please revise to clarify whether the common stock being sold by the Company and the common stock being sold by the selling shareholders are the same class of common stock and whether they have the same rights.

Item 7. Selling Shareholders, page 68

15. We note your response to comment 11 and reissue because we do not see the revised disclosure. We note your disclosure in your selling shareholder table on page 68 that Tech Associates, Inc. and Barry Migliorini will be selling all of their shares. However the last column in your selling shareholder table indicates that these selling shareholders will continue to hold the same number of shares after the offering. Please revise.

Liquidity and Capital Resources, page 73

16. We note your response to comment 14 and reissue because we do not see the revised disclosure. We note your disclosure on page 14 that you have financed your operations and acquisitions to date partially through borrowings under your credit facility with FirstKey Lending, LLC. Please revise your liquidity and capital resources disclosure to discuss the material terms of your credit facility with FirstKey Lending.

Legal Proceedings, page 77

17. We note your disclosure on page 32 that the Company is a defendant in a civil matter pending in San Joaquin County, California. However, on page 77 you indicate that the Company is not aware of any material pending legal proceedings. Please revise for consistency.

Advisory Board Consulting and Compensation Agreement – Sean Zarinegar, page 81

18. We note your disclosure that Mr. Zarinegar is an independent contractor to the Company. We further note that Mr. Zarinegar serves as your Chief Financial Officer and as Chairman of the Board. Please clarify why you consider Mr. Zarinegar to be an independent contractor. Please also clarify that, even if considered to be an independent contractor, Mr. Zarinegar owes you fiduciary duties by virtue of his service as an officer and director. Finally, please revise to address whether there is any uncertainty with respect to the tax implications of this arrangement.

19. We note your response to comment 17 and reissue because we do not see historical compensation disclosure for your named executive officers. Please provide the required disclosure under Item 402(l) of Regulation S-K.

Exhibits

20. Please include a list of all of your subsidiaries, the state or other jurisdiction of incorporation of each, and the names under which such subsidiaries do business, or advise. Refer to Item 601(b)(21) of Regulation S-K.

You may contact Wilson Lee, Senior Staff Accountant, at (202) 551-3468, or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438, if you have questions regarding comments on the financial statements and related matters. You may contact Rahul Patel at (202) 551-3799, or me at (202) 551-3466 with any questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Staff Attorney
Office of Real Estate and
Commodities

cc: Anthony Paesano, Esq. (*via E-mail*)